CLEARVIEW TRADING ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF AND FOR THE YEAR ENDED JUNE 30, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/20** (MM/DD/YY) AND ENDING **06/30/21** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clearview Trading Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Glenwood Road, Suite 904
(No. and Street)

Tenafly	**NJ**	**07670**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg Ettin **646-747-5220**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aprio, LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000	**Atlanta**	**GA**	**30328**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Gregg Ettin</u> , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Clearview Trading Advisors, Inc. , as

of **June 30** , 20 **21** , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                                                                    Signature

                                                                                                                    CEO
                                                                                                                    Title

_____
                  Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

CLEARVIEW TRADING ADVISORS, INC.

Table of Contents


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Clearview Trading Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clearview Trading Advisors, Inc. as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement is presents fairly, in all material respects, the financial position of Clearview Trading Advisors, Inc. as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Clearview Trading Advisors, Inc.'s management. Our responsibility is to express an opinion on Clearview Trading Advisors, Inc's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Clearview Trading Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Aprio, LLP

We have served as Clearview Trading Advisors, Inc.'s auditor since 2018.

New York, New York

September 28, 2021

CLEARVIEW TRADING ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS
Current assets

Cash and cash equivalents	$	251,603
Prepaid expenses		3,406
Total assets	$	255,009

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities

Accounts payable and accrued expenses	$	83,799

Stockholder's Equity

Common stock, no par value; 200 shares authorized; 200 shares issued and outstanding		12,500
Additional paid-in capital		1,190,754
Accumulated deficit		(1,032,044)
Total stockholder's equity		171,210
Total liabilities and stockholder's equity	$	255,009

The accompanying notes are an integral part of this statement.

CLEARVIEW TRADING ADVISORS, INC.
Notes to the Financial Statements
As of and for the Year Ended June 30, 2021

(1) Organization and Nature of Business

Clearview Trading Advisors, Inc. (the "Company") is a C-Corporation incorporated in the state of New York on October 17, 2006. It is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company was located in New York City through January 31, 2021. Effective that date, the Company moved its operations to Tenafly, New Jersey. Customers are located throughout the United States.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(2) Summary of Significant Accounting Policies

Significant Credit Risk and Estimates
The responsibility for processing customer activity rests with the Company's clearing firm, Merrill Lynch. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Merrill Lynch records customer transactions on a settlement date basis, which is generally three business days after the trade date. Merrill Lynch is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contract, in which case Merrill Lynch may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Merrill Lynch is charged back to the Company.

The Company in conjunction with Merrill Lynch, controls off- balance- sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Merrill Lynch establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2021.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized with respect to the future tax consequences attributable to differences between the tax basis of assets and liabilities and their carrying amounts for financial statement purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those

CLEARVIEW TRADING ADVISORS, INC.
Notes to the Financial Statements
As of and for the Year Ended June 30, 2021

temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the guidance, the Company assesses the likelihood, based on technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties to unrecognized tax benefits in income tax expense.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

(3) **Revenue Recognition**

The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company acts as a placement agent which is compensated upon successful placement of the fund with the investor(s). The Company's compensation is typically a percentage of proceeds raised, as outlined within the executed agreement(s) with the investor(s). The company recognizes revenue upon successful execution of the private placement transaction. The Company believes that the performance obligation is satisfied at a point in time upon completion of the private placement transaction.

(4) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2021 the Company had net capital of $167,804, which was $67,804 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 49.94% as of June 30, 2021.

(5) **Operating Lease**

The Company had an obligation as a lessee for office space which terminated effective January 31, 2021. The Company classified the lease as an operating lease. Rent expense charged to operations under this lease was $64,442 through the termination date of the lease. Effective with the termination of its office lease, the Company moved its operations to the residence of its Chief Executive Officer and sole stockholder, without any charge for rent expense through the end of its fiscal year ending June 30, 2021.

CLEARVIEW TRADING ADVISORS, INC.
Notes to the Financial Statements
As of and for the Year Ended June 30, 2021

(6) **Income Taxes**

The provision for income taxes for the year ended June 30, 2021 is as follows:

Current income tax expense	$ -
Federal	-
State and local	4,902
Total current	4,902
Deferred income tax expense	
Federal	-
State and local	-
Total deferred	-
Total provision for income taxes	$ 4,902

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effects of the temporary differences that give rise to the significant portions of the deferred income tax assets as of June 30, 2021 are a Net operating loss (NOL) carry-forward of approximately $918,000. This NOL gives rise to a deferred tax asset of approximately $275,000. The deferred tax asset is fully offset by a valuation allowance in the same amount, which results in no deferred tax asset being reflected on the Statement of Financial Condition. The utilization of the NOL will reduce future year's Provisions for income taxes. If not fully utilized, approximately $738,000 of the NOL will expire by June 30, 2038 and approximately $180,000 will be available indefinitely.

(7) **Subsequent events**

The Company has performed an evaluation of subsequent events that have occurred subsequent to June 30, 2021, and through September 21, 2021 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2021.